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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05   AND ENDING 12/31/05

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

200 Galleria Parkway, Suite 560

                          (No. and Street)

Atlanta   Georgia   30339

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bela Kovacs   (770) 953-0090

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pechter & Associates, P.C.

                    (Name – *if individual, state last, first, middle name*)

200 Galleria Parkway, Suite 880	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	13,261
Due from related corporation		487,001
Deposit		25,000
		525,262
PROPERTY, PLANT & EQUIPMENT		
Equipment		17,467
Furniture and fixtures		18,102
		35,569
Accumulated depreciation		(35,569)
		0
	$	525,262

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Income taxes payable	$	1,789
Excess of fees over bank balance		9,595
Fees payable		5,000
		16,384
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 1,000 shares authorized, 100 shares issued and outstanding		500
Additional paid-in capital		15,500
Retained earnings		492,878
		508,878
	$	525,262

See auditor's report.

(c)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME
For the year ended December 31, 2005

REVENUE		
Commission income	$	21,896
EXPENSE		
Bank charges		1,543
Commissions		3,627
Dues and subscriptions		2,095
Exchange fees		150
Interest expense		207
Online fees		1,903
Office expenses		80
Miscellaneous		3,178
Postage		82
Total expenses		12,865
Net income before taxes		9,031
INCOME TAX EXPENSE		
Federal		(1,278)
State		(511)
		(1,789)
Net Income	$	7,242

See auditor's report.

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

NET CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	21,896
Cash paid to representatives and suppliers		(3,270)
Income taxes paid		(857)
Net cash provided by operating activities		17,769
NET CASH FLOWS FROM FINANCING ACTIVITIES:		
Net receipts from related party		(20,015)
Net cash (used in) financing activities		(20,015)
Net decrease in cash		(2,246)
Cash, beginning		15,507
Cash, ending	$	13,261

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	7,242
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fees in excess of bank balance		9,595
Increase in income taxes payable		932
Total adjustments		10,527
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	17,769

See auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings
Balance at January 1, 2005	$ 500	$ 15,500	$ 485,636
Net income	0	0	7,242
Balance at December 31, 2005	$ 500	$ 15,500	$ 492,878

See auditor's report.

(f)
SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS AND GENERAL CREDITORS
For the year ended December 31, 2005

Subordinated liabilities at December 31, 2004	$ – –
Payment of subordinated liability	– –
Subordinated liabilities at December 31, 2005	$ – –

See auditor's report.

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005
See Auditor's Report

NET CAPITAL
Total stockholder's equity $ 508,878

Total stockholder's equity qualified for net capital 508,878

Deduct: Non-allowable assets 487,001

Net capital before haircuts on securities positions 21,877
Haircuts on securities
C. Trading and investment securities:
4. Other securities – –

Net capital $ 21,877

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness $ 5,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate
Indebtedness) $ 333

Minimum net capital required $ 5,000

Excess net capital $ 16,877
Excess net capital at 1000% $ 21,377

Ratio: Aggregate indebtedness to net capital 0.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
in Part II of Form X-17A-5 as of December 31, 2005
Net capital, as reported in Company's Part II
FOCUS report $ 23,666

Net audit adjustments (1,789)
Net capital from above $ 21,877

(h)
SCHEDULE II

SECURITY CAPITAL BROKERAGE,INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005
See Auditor's Report

There were no applicable items noted during our audit for the year ended
December 31, 2005.

(i)
SCHEDULE III

SECURITY CAPITAL BROKERAGE, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005
See Auditor's Report

There were no applicable items noted during our audit for the year ended
December 31, 2005.

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005
See Auditor's Report

There were no applicable items noted during our audit for the year ended
December 31, 2005.

SECURITY CAPITAL BROKERAGE, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL
CONDITIONS WITH RESPECT TO CONSOLIDATION
December 31, 2005
See Auditor's Report

An adjustment was made for the provision for income taxes of $1,789 during our audit for the year ended December 31, 2005.

<center>(L)</center>
OATH OR AFFIRMATION

I, Lynn Blake _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, Inc. _____, as of April 8 _____, 20 06 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<center>Signature</center>

<center>President</center>
<center>Title</center>

Linda Saggert

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PECHTER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 Galleria Parkway, Suite 880
Atlanta, Georgia 30339

(770) 850-8808   Fax (770) 850-8901

(m)
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Capital Brokerage, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination counts, verifications and comparisons, and the recordation of differences required by rule 17a-13,(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices described in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures to the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above stated objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.



Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

For all of the internal control structure categories listed above, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk.

A material weakness is a reportable condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and this study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

April 8, 2006

(n)
SECURITY CAPITAL BROKERAGE, INC.
SCHEDULE OF MATERIAL INADEQUACIES FOUND SINCE DATE OF
PREVIOUS AUDIT
December 31, 2005
See Auditor's Report

There were no applicable items noted during our audit for the year ended
December 31, 2005.